SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
125

SE 12010169 MISSION

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SEC FILE NUMBER
8- 50696

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Expires 6-4-2016.

AMY C. KORNEGAY NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
125

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
First Citizens Investor Services, Inc.

In planning and performing our audit of the financial statements of First Citizens Investor Services, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2012

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Schedules

December 31, 2011

(With Independent Auditors' Report Thereon)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Citizens Investor Services, Inc.

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2012

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2011

Assets	
Cash, noninterest-bearing (note 3)	$ 3,826,168
Cash, interest-bearing	1,800,000
Commissions receivable	291,388
Premises and equipment, net (notes 2 and 3)	528,686
Prepaid pension (note 5)	1,997,807
Prepaid expenses	154,918
Due from Related Parties (note 3)	58,739
Deposit with clearing organization	100,000
Other assets	15,311
Total assets	$ 8,773,017
Liabilities and Stockholder's Equity	
Liabilities:	
Deferred tax liability (note 4)	963,425
Accrued salary expense	741,519
Reserve for incentive plans	138,000
Other liabilities	87,162
Total liabilities	1,930,106
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	450,000
Retained earnings	6,342,911
Total stockholder's equity	6,842,911
Total liabilities and stockholder's equity	$ 8,773,017

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2011

Revenues:	
Commissions	$ 23,114,126
Investment Advisory Fees	3,988,453
Other income	156,409
Total revenues	27,258,988
Expenses:	
Employee compensation and benefits (note 5)	18,100,662
Fees paid to Related Parties (note 3)	692,763
Fees to clearing broker	1,149,747
Occupancy expense (note 3)	564,706
Travel expense	474,655
Equipment expense (note 3)	338,296
Printing and office supplies	163,418
Telephone	69,997
Interest expense to Parent (note 3)	4,344
Other expenses	1,613,030
Total expenses	23,171,618
Income before income taxes	4,087,370
Income tax expense (note 4)	1,620,872
Net income	$ 2,466,498

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at December 31, 2010	50,000	$ 50,000	$ 450,000	$ 3,876,413	$4,376,413
Net income	-	-	-	2,466,498	2,466,498
Balance at December 31, 2011	50,000	$ 50,000	$ 450,000	$ 6,342,911	$ 6,842,911

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	2,466,498
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		193,425
Loss on asset retirement		3,390
Decrease in net commissions receivable		9,733
Decrease in prepaid pension		391,001
Increase in other prepaid expenses		(7,845)
Increase in due from Related Parties		(555,969)
Increase in other assets		(15,311)
Deferred income taxes		(10,350)
Increase in accrued salary expense		91,639
Decrease in reserve for incentive plan		(159,110)
Increase in other liabilities		30,492
Net cash provided by operating activities		2,437,593
Cash flows from investing activities:		
Purchase of premises and equipment from Related Parties (Note 3)		(35,714)
Net cash used in investing activities		(35,714)
Increase in cash		2,401,879
Cash at beginning of year		3,224,289
Cash at end of year	$	5,626,168
Supplemental cash flow information:		
Income tax (paid)/refunds (paid by Parent)	$	141,000
Interest payments (paid to Parent)	$	4,344

See accompanying notes to financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $746,072 at December 31, 2011. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

2) Summary of Significant Accounting and Reporting Policies (Continued)

(c) *Commission and Investment Advisory Fee Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis. Investment advisory fees are received quarterly and are recognized on an earned basis over term of the contract, based on the market value of assets under management.

(d) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) *Subsequent Events*

The Company evaluated the effect subsequent events would have on the financial statements through February 27, 2012, which is the date the financial statements were available to be issued.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $4,344 for the year ended December 31, 2011.

The Company pays a management fee to the Parent and an agreed-upon percentage of certain revenues generated by dual employees. Fees paid to Related Parties under these arrangements totaled $692,763 for the year ended December 31, 2011. In the prior year, a revenue sharing provision of the Customer Access Agreement between the Company and Related Parties, required the Company to pay an agreed upon percentage of its gross revenues referred by such Related Parties. This provision terminated on December 31, 2010.

The Company pays occupancy and equipment expenses to the Parent. The Company's total occupancy expense and equipment expense to the Parent for 2011was $564,706 and $338,296, respectively. During 2011, the Company purchased $35,714 of furniture and equipment from related parties, consisting primarily of computer hardware. These transactions were with the Parent at the net book value of the selling party.

At December 31, 2011, the Company had $3,826,168 in a noninterest bearing demand deposit account at the Parent. Due From Related Parties of $58,739 consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals and receivables per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax benefit are as follows:

		2011
Current:		
Federal	$	1,506,728
State		124,494
		1,631,222
Deferred:		
Federal		(169,103)
State		158,753
		(10,350)
	$	1,620,872

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to loss before income taxes because of the following:

		Amount	Percent
Income tax benefit at federal rate	$	1,430,580	35.00%
Increase (decrease) in income taxes arising from:			
State income taxes, net of federal income tax benefit		184,111	4.51%
Other		6,181	0.15%
	$	1,620,872	39.66%

Deferred tax liabilities of $963,425 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2011. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2011. The Company and the Parent are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $391,001 was allocated to the Company on a pro-rata basis, based on the total pension expense for BancShares which was determined by an independent actuary. It is not the policy of the Parent to allocate the pension obligations of the consolidated entity to its participating subsidiaries. The allocation policies are determined by the Parent, and are subject to change. Prepaid pension cost of $1,997,807 represents cumulative contributions less the net periodic pension expense.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $663,065 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital, as defined, of $2,172,294 which was $1,922,294 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.45 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due from Related Parties, accrued salary expense, reserve for incentive plans and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a

three-tier scale based on the relative reliability of the inputs used in the valuation. Other than cash, the assets and liabilities of Investor Services are considered Level 3 since they are determined by reliance on significant unobservable inputs.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent and with Pershing. The balances at the Parent are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation (SIPC).. The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2011, the Company held $3,826,168 on deposit with the Parent, of which $3,576,168 exceeded the FDIC insured limit. As of December 31, 2011, the Company held $1,800,000 on deposit with Pershing, of which the majority exceeded the SIPC insured limit.

(9) Contingencies

Although management is not aware of any legal actions against the Company as of December 31, 2011, the Company could be named as defendant in such action as a result of its normal business activities. Damage amounts associated with such potential claims are unknown at this time and no liability has been recorded by the company for such claims.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2011

Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	966,681
Net capital:		
Total stockholder's equity	$	6,842,911
Less nonallowable assets:		
Premises and equipment, net		(528,686)
Other receivables		(148,242)
Prepaid pension and other assets		(3,957,689)
Tentative net capital		2,208,294
Haircut adjustment		36,000
Net capital		2,172,294
Capital requirement		250,000
Excess net capital	$	1,922,294
Ratio - aggregate indebtedness to net capital		.45

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2011.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2011.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2011.

There are no liabilities subordinated to claims of creditors at December 31, 2011.

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7g)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Investor Services:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by First Citizens Investor Services (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2012